August 8, 2024

Michael Poirier
Chief Executive Officer
Qualigen Therapeutics, Inc.
5857 Owens Avenue, Suite 300
Carlsbad, CA 92008

       Re: Qualigen Therapeutics, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed August 7, 2024
           File No. 333-272623
Dear Michael Poirier:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1
General

1. Please revise your cover page to disclose the volume of securities you will be offering in a best-efforts basis as required by Item 501(b)(2) of Regulation S-K. Given that this is a best-efforts, no minimum offering in which your placement agent is not required to arrange for the purchase and sale of any specific number or dollar amount of shares and that you may not sell the entire amount of common stock and warrants being offered, please delete references to the total amount of proceeds you may receive from the offering in the subheading of the prospectus. Finally, revise the legal opinion to reference the total number of securities being offered rather than the dollar amount. For additional guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations Question 227.02.
2. We note your disclosure that you have engaged Univest Securities, LLC to act as your placement agent in a best efforts offering. Please revise your cover page to disclose the termination date of the offering. See Item 501(b)(8)(iii) of Regulation S-K.
 August 8, 2024
Page 2

Use of Proceeds, page 21

3. We note your intention to use approximately $1.6 million of the net proceeds of the offering to repay outstanding indebtedness. However, we also note that this is a best-
       efforts offering with no minimum offering amount. Given that this is a best-efforts, no minimum offering, please revise your Use of Proceeds section to explain how proceeds will be allocated in the event you raise less than the full $1.6 million required to repay outstanding indebtedness.
       Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Ross Carmel, Esq.